

January 27, 2014

Via E-mail
Mr. Jeffrey O. Rosenthal
Chief Executive Officer
Hibbett Sports, Inc.
2700 Milan Court
Birmingham, Alabama 35211

> **Re: Hibbett Sports Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 1, 2013**
> **File No. 0-20969**

Dear Mr. Rosenthal:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Note 10. Commitments and Contingencies, page 58

Legal Proceedings and other Contingencies, page 58

1. We note that you cannot predict the outcome of the various legal proceedings to which you are a party or make an estimate of the possible loss or range of loss based on information currently available. However, we note you have recognized an accrued liability at each balance sheet date. If you are unable to estimate the possible loss or range of possible loss related to the legal proceedings, tell us how you determined the accrued provision for litigation matters. Also, please explain to us why you are unable to estimate a range of loss in excess of amounts accrued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have any questions regarding our comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief